WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 26, 2011

Tonya Bryan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:        Yaboo, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-164999

Dear Ms. Bryan:

We have filed on EDGAR the above Amendment No. 4 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have added the following:  There are no “licensed” green foods restaurants in China.  Instead, as what is know as a “green foods” restaurant, we focus on selling foods that meet “Green Food” standards set by the China Ministry of Agriculture.

2 .
We have added the following:  We anticipate needing $150,000 to fund our proposed operations for the next 12 months, including approximately $80,000 to fund the costs of being a public company.  We anticipate funding these amounts from cash flow or from the oral agreements from management.  If we do not generate sufficient operating cash flow and our management does not loan us the funds, and if we are unable to obtain alternative debt or equity financing, we may have to suspend or cease operations.

3 .	We have added the following: We anticipate spending approximately $15,000 on these activities in the next 12 months.
4 .	The requested revisions have been made to the Financial Summary.
5 .	The requested revisions have been made to the Financial Summary.
6 .	The financial statement footnotes have been revised to eliminate these references.
7 .	Revised as follows: Since our inception, as of September 30, 2010, we have generated revenues of $331,051 but have incurred operating losses of $(266,246).
8 .	Revised Note E and eliminated the reference for the requirement to maintain cash balance in a bank account.
9 .
Revised as follows:  However, if we generate profits in the future, our net revenues will be reduced by compensation expenses for our executive officers, which we anticipate to be less that those received by executive officers of comparable U.S. companies due to current lower cost of living in China, generally in the range of $50,000 to $75,000 per year.

10 .
Added as follows:  Of course, there is no guarantee that we will be able to meet the requirements to be able to cease filing reports under Section 15(d), in which case we will continue filing those reports in the years after the fiscal year in which this registration statement is declared effective.

11 .	Added as follows: The orally reduced lease would be effective for the year 2010 and 2011, and the reduced lease amount would be 50% less than the original signed lease term.
12 .	Liquidity section revised as requested.
13 .
Added as follows:  The Company is not considered to be in the development stage as defined in ASC 915, “Accounting and Reporting by Development Stage Enterprises”. The Company has devoted its efforts to the corporate formation, China’s business registration and acquisition, restaurant license approval, and particularly the raising of capital for continuing operation of Qilin Bay Restaurant.  There was sales revenue generated through operation of Qilin Bay Restaurant, the significant net loss and negative cash flows indeed caused the management to seek more capital or financing resources.  Without additional capital or financing, the Company may have immediate difficulty to operation.  The management believes that the Company’s inability to achieve or sustain profitability is not a basis for designation as a development stage entity pursuant to ASC 915.

14 .	Exhibits marked as requested
15 .	Refiled with second page translated